Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Three Months Ended March 31, 2018	2017 (a)	2016 (a)	2015	2014	2013
Earnings:
Earnings before income taxes	$185	$3,042	$3,775	$4,221	$1,110	$637
Add (deduct):
Fixed charges, from below	349	1,417	1,430	1,429	1,655	1,627
Amortization of capitalized interest	2	9	11	12	12	11
Distributed earnings of affiliates	—	—	1	1	1	—
Interest capitalized	(19)	(84)	(72)	(49)	(52)	(49)
Equity earnings in affiliates	(5)	(4)	—	(2)	(1)	(1)

Earnings as adjusted	$512	$4,380	$5,145	$5,612	$2,725	$2,225

Fixed charges:
Interest expense	$176	$671	$674	$670	$742	$781
Portion of rent expense representative of the interest factor (b)	173	746	756	759	913	846

Fixed charges	$349	$1,417	$1,430	$1,429	$1,655	$1,627

Ratio of earnings to fixed charges	1.47	3.09	3.60	3.93	1.65	1.37

(a) Amounts adjusted due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). See Note 1 to the financial statements contained in Part I, Item 1 of United Airlines, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 for additional information related to the adjusted results.

(b) Imputed interest applied to rent expense.